EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2011	2010	2009	2008	2007
	(in millions of dollars, except ratios)
Earnings

Income from Continuing Operations Before Income Tax	$257.2	$1,331.3	$1,292.3	$824.0	$997.2
Fixed Charges	165.5	163.1	146.2	179.9	210.2
Adjusted Earnings	$422.7	$1,494.4	$1,438.5	$1,003.9	$1,207.4

Fixed Charges

Interest and Debt Expense, excluding Costs Related to Early Retirement of Debt	$143.3	$143.3	$126.2	$156.3	$183.1
Interest Credited to Policyholders	9.4	8.9	8.4	9.0	10.7
Amortization of Deferred Debt Costs	0.8	1.1	1.6	3.1	5.0
Portion of Rents Deemed Representative of Interest	12.0	9.8	10.0	11.5	11.4
Total Fixed Charges	$165.5	$163.1	$146.2	$179.9	$210.2

Ratio of Earnings to Fixed Charges	2.6	9.2	9.8	5.6	5.7